FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

First Majestic Silver Corp. 1805 - 925 West Georgia Street Vancouver, BC
V6C 3L2

(the “Company” or “First Majestic”)

Item 2	Date of Material Change

July 3, 2012

Item 3	News Release

The news release was disseminated on July 3, 2012 through Marketwire.

Item 4	Summary of Material Change

First Majestic has announced the completion of the plan of arrangement previously announced in the joint news release of First Majestic and Silvermex Resources Inc. (“Silvermex”) dated April 3, 2012.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Under the arrangement, First Majestic acquired all of the issued and outstanding common shares of Silvermex. Shareholders of Silvermex will receive 0.0355 First Majestic shares and CDN$0.0001 for each held share of Silvermex. With the transaction now complete, shares of Silvermex are anticipated to be delisted from the TSX effective at the close of business on July 6, 2012.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Keith Neumeyer, President & CEO Telephone: 604-688-3033

Item 9	Date of Report

July 4, 2012